EXHIBIT 99.1

PRESS RELEASE

Banro Announces Q1 2013 Financial Results

Toronto, Canada – May 8, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) today announced its financial and operating results for the first quarter of 2013.

FINANCIAL HIGHLIGHTS
●	Revenue in Q1 of $33.2 million ( Q4 2012 revenue of 33.9 million)
●	Gross earnings in Q1 of $11.0 million or $0.05 per share (Q4 2012 gross earnings of $11.7 million or $0.06 per share)
●	Net income of $6.3 million or $0.03 per share (Q4 2012 net income of $5.9 million or $0.03 per share)
●	Cash and cash equivalents of $17.3 million at March 30, 2013 ($27.0 million at December 31, 2012)

OPERATIONAL HIGHLIGHTS
●	Q1 production of 19,602 ounces of gold (19,750 ounces in Q4 2012)
●	Q1 cash costs of $805/ounce ($836/ounce in Q4 2012)
●	Q1 gold sales of 20,456 ounces of gold were sold at an average gold price of $1,621/ounce (Q4 2012, 19,840 ounces sold at average price of $1,711/oz)

“Operational results for the first quarter of this year are well within range of our expectations,” commented Dr. John Clarke, Interim President & CEO. “We believe our message to stakeholders has been clear in that, while we will see incremental improvement in throughput, production and cash cost, the bulk of the benefits from our Twangiza expansion program and plant modifications will bear out in the latter part of the year, allowing the plant to run at its nameplate capacity during the fourth quarter. We are pleased with our development progress at Namoya and remain on track for our goal of first gold production in the fourth quarter of this year. We remain focused on reaching a production rate of 225,000 – 240,000 ounces during 2014.”

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

Q1 2013 HIGHLIGHTS
(i) Financial

The table below provides the summary of financial and operating results for the three months ended March 31, 2013 compared to the corresponding period in 2012 as well as the fourth quarter of 2012:

	Q1 2013	Q4 2012	Q1 2012
Selected Financial Data
Revenues	33,169	33,939	-
Total mine operating expenses1	(22,215)	(22,206)	-
Gross earnings from mining operations	10,954	11,733	-
Net income (loss)	6,269	5,874	(3,470)
Basic net earnings/loss per share ($/share)	0.03	0.03	(0.02)
Key Operating Statistics
Average gold price received ($ per oz)	1,621	1,711	-
Gold sales (oz)	20,456	19,840	-
Gold production (oz)	19,602	19,750	-
All-in cash cost per ounce ($/oz)2	1,093	1,169
Cash cost per ounce ($/oz)2	805	836	-
Gold margin ($/oz)2	816	875	-
Financial Position
Cash and cash equivalents	17,293	27,049	144,234
Gold bullion at market value3	3,240	5,064	-
Total assets	669,424	590,631	590,631
Long term debt	155,664	154,685	152,116

(1) Includes depletion and depreciation
(2) All-in cash cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to non-IFRS measures section of this MD&A for additional information.
(3) This represents 2,027 ounces of gold bullion inventory, with a cost of $1,175, shown at the March 31, 2013 closing market price of $1,598 per ounce of gold.

●	Revenues during the three-month period were $33,169 compared with revenue of $33,939 for the fourth quarter of 2012, which was the first full quarter of commercial production at Twangiza.

●
Mine operating expenses, including depletion and depreciation, for the three month period ended March 31, 2013 were $22,215 compared to $22,206 for the fourth quarter of 2012. Production costs for the first quarter of 2013 were $16,475. There are no comparative figures in the prior year for the first quarter since the Company’s Twangiza Gold Mine entered commercial production in September 2012.

●	Gross earnings from mine operations for the first quarter of 2013 were $10,954 or $0.05 per share (compared to $11,733 or $0.06for the fourth quarter of 2012).

(ii) Operational
●	The Twangiza Gold Mine recorded no serious injuries up to the end of the first quarter of 2013.
●
In the first quarter of 2013, 239,096 tonnes of ore were processed at a head grade of 3.02 g/t Au and a recovery rate of 84.47% to produce 19,602 ounces of gold. Ore throughput was 14.52% less than anticipated due to the unavailability of major items of equipment resulting from mechanical and electrical failures and very high rainfall; however, head grade was marginally higher than planned, slightly offsetting the lower throughputs.

●	During the first quarter, 20,456 ounces of gold were sold for total revenue of $33,169.
●	During the first quarter of 2013 compared with the fourth quarter of 2012, Mill availability improved from 65 to 98.3% for Mill 1 and decreased from 96.1 to 81.6% for Mill 2.
●
The Company continues its expansion of the Twangiza plant’s operating capacity from 1.3Mpta to 1.7Mpta. This is expected to increase recoveries from the current average of 83% to approximately 90% and increase gold production accordingly. The project is approximately 42% complete, including the installation of a new carbon generation kiln which is 100% complete and the secondary crusher which is now operational. It is expected to be completed within the fourth quarter of this year.

(iii) Construction & Development
●	During the first quarter of 2013, the Company spent a further $29,942 for the construction and development of its Namoya gold mine.
●	Management has been optimizing Namoya construction efforts to ensure cost containment and greater efficiencies in order to complete the project on time and with no further cost escalation.
●
Other activities continue to be on schedule, with 100% of earth moving equipment, 70% of accommodation materials and 5% of process plant equipment and goods on site. 99% of process plant site earthworks have been completed with final grading and compaction of leach pad on-going, with 32% of excavation of the heap leach ponds completed and the tailings management facility (“TMF”) earthworks having commenced during the first quarter of 2013.

●	The development of the Namoya gold mine is on schedule to be completed within the fourth quarter of this year.

(iv)  Exploration
●
Exploration activities focused on grass root target generation and delineation of new mineral prospects.  The exploration program for the year consists of gridding, mapping, soil sampling, stream sediment and rock chip sampling, trenching, auger, reverse circulation and diamond drilling.

(v) Corporate Development
●
The establishment of credit facilities during the first quarter of 2013 for $30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest respectively.  The Rawbank facility (including accrued interest) is repayable in six equal monthly installments, starting in October of 2013 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014. An additional $10 million bridge loan was drawn from Rawbank in April 2013 repayable May 31, 2013.

●
In April 2013 the Company announced the closing of its previously announced short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preference shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000.

TWANGIZA MINE

During the first quarter of 2013, gold output from the plant remained consistent with the fourth quarter of 2012; however the unavailability of certain ore processing equipment, such as mineral sizer, secondary and tertiary crushers, which failed in the last quarter of 2012, resulted in the inability to treat approximately 14% of plant feed. Subsequently this material was removed from the plant and stockpiled for re-handling once the mineral sizer is repaired and the secondary and tertiary crushers are replaced. The failure of the water supply transformer (temporarily replaced with diesel generators) and the Mill 2 motor limited the process tonnage throughput, as did the extensive rains experienced during the period. Since the end of the fourth quarter, the wet season has subsided and is not expected to hinder the plant throughput until the commencement of the next rainy season in latter part of the third quarter of this year. Furthermore, the major initiative of establishing critical spares inventory is currently underway for both mobile equipment and major circuit components of the existing plant.

TWANGIZA MINE	Q1 2013	Q4 2012

Gold sales (oz)	20,456	19,840
Gold produced (oz)	19,602	19,750
Material mined (t)	973,904	878,020
Ore mined (t)	492,529	456,939
Waste mined (t)	481,375	421,081
Strip ratio (t:t)1	0.98	1.14
Ore milled (t)	239,100	252,220
Head grade (g/t)2	3.04	2.95
Recovery (%)	84.5	82.4
Cash cost per ounce ($US/oz)3	805	836

(1) Strip ratio is calculated as waste divided by ore mined.
(2) Head grade refers to the grade of ore milled.
(3) Cash cost per ounce is a non-IFRS measure. Refer to non-IFRS measures section of Banro’s Q1 2013 MD&A for additional information.

Cash cost	Q1 2013	Q4 2012
	($000s)	($000s)
Mine operating expenses	22,215	22,206
Less: Depletion and depreciation	(5,740)	(5,619)
Total cash costs	16,475	16,587
Gold sales (oz)	20,456	19,840
Cash cost per ounce ($/oz)	805	836

All-in cash cost	Q1 2013	Q4 2012
	($000s)	($000s)
Mine operating expenses	22,215	22,206
Less: Depletion and depreciation	(5,740)	(5,619)
Total cash costs	16,475	16,587
Sustaining capital	6,499	6,601
All-in cash costs	22,974	23,188
Gold sales (oz)	20,456	19,840
All-in cash cost per ounce ($/oz)	1,123	1,169

Mining

A total of 973,904 tonnes of material were mined during the first quarter of 2013, which was 57% higher than forecasted, with a total of 492,529 tonnes of ore mined at a grade of 2.30 g/t Au. Higher pit production was due to the short haulage utilized in building a laydown area for the supply chain department as opposed to the longer haul route to the TMF. Sheeting of haul roads with crushed rock of suitable characteristics is ongoing. The stripping ratio for the period was 0.98, which was lower than the stripping ratio of 1.14 observed in the fourth quarter of 2012.

Processing & Engineering

The first quarter is a period of the year known to be characterized by very high rainfall, and this year has been no exception. This resulted in mill throughputs of 74.5% of the 1.3Mtpa nameplate design capacity. Recoveries during the first quarter of the year were at an average of 84.47% (compared to 82.4% in Q4 2012) with a head grade of 3.02 g/t Au (compared to 2.95 g/t Au in Q4 2012) and a total of 19,602 (compared to 19,750 in Q4 2012) ounces of gold were produced.

Twangiza Plant Optimization and Expansion

Having commenced the process of upgrading the metallurgical plant in the fourth quarter of 2012, work continued with the procurement, manufacture and shipment of major items of equipment and materials required for the increase in throughput capacity to 1.7Mtpa and optimization of the plant.

As part of the plant expansion project, the mineral sizer and both secondary and tertiary crushers are to be replaced with larger and more robust units. These are presently in transit for delivery and will be installed during the second quarter. Despite the unavailability of the major crushing units, tonnage throughputs were at times in excess of nameplate during the first quarter of 2013.

With the installation and commissioning of a new horizontal diesel fired carbon regeneration kiln (which is designed to improve carbon activities and absorption) and two new air blowers on the existing CIL leach circuit (designed to increase dissolved oxygen levels) during March 2013, recoveries in the CIL were found to improve. The intent is to approximate a 90% recovery rate when throughputs are increased to 1.7Mtpa and beyond as a result of improved residence times, following the installation of the additional CIL leach tanks, which are currently undergoing fabrication.

Equipment required for the new CIL tanks (agitators, inter-stage screens, carbon transfer pumps and second linear trash screen) and upgrading of the fixed tank equipment in the existing CIL tank’s static inter-stage screens and air-lift carbon transfer pumps) to electromechanical equipment, is presently being manufactured and is due to be shipped in the second quarter of 2013.

A second tower crane was erected during the second quarter of 2013 to enable the servicing of the new CIL leach tanks, milling area, cyclone tower, as well as the plant mechanical maintenance workshop.

A second complete elution system is being manufactured to accommodate the increase in gold production, at 1.7Mtpa, as well as supplement the existing aged system currently in operation.

The expansion is on schedule for completion by the end of Q4 2013, which includes the refurbishing and reinstallation of the existing CIL leach tanks.

Sustaining Capital Activities

During the three months ended March 31, 2013 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Gold Mine:

●	Resettlement

As of the date of this MD&A, 242 households have been resettled at the Cinjira relocation site. It is expected that a further 19 households will be compensated and resettled during 2013. Discussions with the local authorities to find new resettlement sites to facilitate mining at the north pit in 2014 are ongoing.

●	Mine Infrastructure

The finalizing and commissioning of the new fuel storage and metallurgical plant fire suppression system took place during March 2013.

●	Tailings Management Facility

Most activities at the TMF for the quarter under review were concentrated on the 5-year toe and the back wall of the dam. A total of 74,044m3 of bulkfill material was placed on the toe and back wall. The 5-year wall drains were put in place to join the main drains.

The suspended 2-year wall construction was revisited in mid-April 2013 and currently, sand levels are at a metre below the 2-year wall level. Clay and sacrificial placement followed suit and the completion date is scheduled for the latter part of May 2013. It is envisaged that the 2-year wall will be extended after a safe operating buffer has been achieved.

NAMOYA MINE DEVELOPMENT

Development activities of the open-pit heap leach gold mine at Namoya continued through the first quarter of 2013 with aggressive progress expected between the date of this MD&A and the expected completion of the construction efforts in the fourth quarter of 2013, when commissioning is planned to commence.

Key Achievements during the quarter and up to the date of this MD&A

●	Mechanical & Other Equipment

Orders for all long lead mechanical equipment and electrical equipment were placed and sea freighting commenced.  All earthmoving and erection equipment was delivered to site along during the fourth quarter of 2012. The Baraka and Kavumu transit facilities were fully upgraded to better facilitate the inflow of equipment and materials. To date approximately 36% of the process plant equipment and material have been delivered to site or are en route to site.

●	Resettlement

Four local construction companies were mobilized for resettlement construction. 150 houses of a total of 207 houses have been completed thus far. Construction of two schools, a church, and a market are also in progress. The remaining houses are in various stages of completion.  The first 17 households have been resettled into their new homes. Water has been made available to the resettlement area, with installation of supply pipes from the Kibiswa River completed. The resettlement process is expected to be completed by the end of the second quarter of 2013.

●	Access Roads

The main access road to Namoya from Uvira, which spans 420 kilometres in length, is 92% complete. The section from Baraka to Namoya is practically complete with the mountain portion opened up and widened. Ten bridges were upgraded and culverts installed to date, increasing the logistics capacity of freighting materials and equipment to the Namoya site. Three road construction teams are still deployed with one on the Uvira-Baraka stretch of the road, and the two remaining teams doing maintenance work on the Lulimba-Namoya section. All of the sections are to be completed during the second quarter of 2013, after which only maintenance work remains to ensure the safe transport of cyanide and other operational supplies. The road work teams will be reduced to one at the end of Q2 2013 to affect the maintenance work. With progress having been made on the access roads, there are currently three convoys per week on route to site, consisting of a main convoy transporting plant equipment, a cement convoy and a fuel convoy. The number of convoys transporting goods to site is expected to increase rapidly over the coming months.

●	Accommodation

Accommodation construction is 85% complete. In the operator’s camp, the 5-person houses are completed and occupied by senior staff, while the 12-person dormitory units are 80% complete. The potable water plant, clinic and power generation plant have been completed and commissioned. Earthworks on the mine village are 90% complete and construction of the mine village, which will mainly be for management staff, has begun in the second quarter of 2013 and is expected to be completed by the third quarter of 2013.

●	Metallurgical Plant Engineering Design, Earthworks and Construction

The engineering design is 99% complete while the earthworks design has been finalized. Earthworks to the plant site are effectively complete. Earthworks in the areas such as the primary crusher, the conveyor belt, the primary product stockpile, and the crushed product stockpile have been completed with approximately 21% of overall construction complete. Construction drawings for the key plant structures have been completed and issued to site. The heap leach pad and ponds are expected to be completed within the second quarter of 2013 at which time mine pit development and TMF construction will commence.

●	Plant Construction Materials

Construction aggregate source has been secured; the crusher/washing/screening plant for providing aggregate to the required size as per specification has been installed and fully commissioned. Production of the aggregate and sand required for the process plant civil work has been completed with production of aggregate on-going for the TMF and pad underdrains.

●	Tailings Management Facility

The construction of the TMF access road is 100% complete and bush clearing of the TMF footprint has commenced.  The design of the TMF is complete with all geotechnical work and construction drawings. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of 2 years of tailings and is expected to be completed during the third quarter of 2013.

●	Personnel Resourcing

As activity increases in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction. There are currently 1,997 employees on site and it is expected that at peak construction, which will be from the second quarter of 2013, there will be approximately 2,100 employees to help ensure timely completion of the Namoya mine construction and readiness for commissioning in the fourth quarter of 2013. The Company intends to continue to train personnel and develop appropriate systems in support of the commissioning date and during the operating phase of the Namoya mine.

EXPLORATION

During the first quarter of 2013 and up to the date of this MD&A, the Company continued its exploration activities at its Twangiza, Namoya, Lugushwa and Kamituga projects.  Exploration activities focused on grass root target generation and delineation of new mineral prospects.  The exploration program consists of gridding, mapping, soil sampling, stream sediment and rock chip sampling, trenching, auger, reverse circulation and diamond drilling.  No ground exploration was undertaken with respect to the Company’s 14 exploration permit areas, although administrative work included interpretation and updating of geological maps for all the projects.

(i) Twangiza Property

Exploration activities during the first quarter focused on geological mapping in tandem with rock-chip/channel sampling, interpretation of field data/results, updating of geological maps, and planning of further work.

At Ntula, re-interpretation was completed based on results received for trenching work completed to date showing three main mineralized zones which cover an area 1.0 kilometre long by 250 metres wide at Ntula Workings East. A total of 18 drill holes totaling 2,085 metres have been planned to test the down dip extension of this mineralization subject to rig and fund availability.

Regional exploration activities within the quarter continued within the area between the Mufwa and Ntula Prospects area. This included geological mapping and rock-chip/channel sampling in and around the Luhoko Workings, Lusheke Tin Workings, Namahuha area, Tubimbi area and Kalongo Workings. This was aimed at testing the possible gold mineralization potential between the two prospects. In total, 377 rocks-chip samples were collected for gold assaying.

Some results were received for rock chip sampling and stream sediment sampling work carried out within the Mufwa – Ntula area. This resulted in the definition of an anomalous zone around the Luhoko Workings.

Rock-chip/channel sampling and pit sampling assay results received to date from Colline 1 workings in the Luntunkulu area were interpreted during the quarter. A 150 metre x 100 metre drill target mineralized zone has been identified to be tested when the drill rig will be available.

The exploration program at Twangiza for the second quarter of 2013 will include the following:

●	Surface mapping and rock-chip/channel sampling within the Mufwa-Ntula area.
●	Surface mapping and rock-chip/channel sampling within the areas outside the known targets.
●	Soil geochemistry program at the Mufwa-Ntula area and Kishembe areas.
●	Trial BLEG sampling program at Ntula

(ii) Namoya Project

During the reporting period, the Namoya geological team focused on works related to the Namoya mine development, oxidation logging of 66 reverse circulation (“RC”) and 25 diamond drill holes, rock grab sampling NE of Kangurube and rock specimen sampling at Kibiswa for petrographic studies.

The first quarter exploration activities included:

●	RC drilling and water pumping test of boreholes in and around the TMF and heap leach pad to determine underground water quality as mining operations draw near.
●	Investigation and identification of a local source for collecting gravel for construction of water monitoring holes to replace the external supply sources.
●	Excavation of pits for geotechnical test work for raw water supply at the historical plant water supply dam site.
●	Mapping of dolerite body at Kibiswa for demarcation and use as a construction aggregates quarry. Three samples were taken for petrograpical studies.
●	Oxidation logging of 66 RC holes drilled at the heap leach pad and also oxidation re-logging 25 DD holes selected across all the Namoya deposits.
●	Rock grab sampling NE of Kangurube and rock specimen sampling at Kibiswa for petrography studies.

RC drilling for the water monitoring wells continued on the heap leach pad, at the plant site and TMF area to test underground water quality. Five holes totaling 411 metres out of the total of seven (574 metres) water wells proposed were completed, water pumping test were performed and 5 water samples have been collected from some boreholes and sent for studies.

Field investigation and mapping in the Kakula, Kindinginya and Bonde Sida areas identified local sources of gravels as a substitute to imported gravels brought in from Mwanza, A total of 12,540 kg of the gravels were collected from the Kindinginya area and some of these were used to construct completed water wells.

Geotechnical assessment of the historical plant site was carried out during the period. This was follow up work after the historical dam site was identified as the best option for water supply to the mine. 146 m3 of excavation was done in 10 out of a total of 14 planned pits within Q1. Excavation is continuing and will be followed by mapping and sampling.

Geological mapping continued at the Kibiswa aggregates quarry. Three grab samples were taken for petrographical studies

In the first quarter of 2013, oxidation logging was completed for the 66 RC holes (NRC001-NRC066) that were drilled on the heap leach pad, plant site and the waste rock dump. In addition, oxidation re-logging was done for 25 DD holes selected across all the Namoya deposits.

Four grab samples were collected about 0.5 kilometre NE of the Kangurube prospect from mapping conducted in new road cuts. The samples were mainly quartz veins hosted in schistose rocks. They have been dispatched to the laboratory for assaying.

The following exploration activities at Namoya are planned for the second quarter of 2013:

●	Complete RC drilling of six boreholes for the processing plant water supply;
●	Complete RC drilling of three water monitoring boreholes on the waste rock dump;
●	Conduct trial grade control drilling on Seketi and commence full grade control drilling on Mwendamboko;
●	Continue assisting consultants in Namoya mine development;
●	File the Namoya full feasibility report; and
●	Follow up completion of digitization of maps and section so as to complete pending annual and monthly reports.

(iii) Lugushwa Project

During the three month period ended March 31, 2013, the Company released the Lugushwa resource update (see Company’s press release dated January 31, 2013) which outlined significant resources supported by the recently completed shallow infill and follow up diamond drilling program. The current Lugushwa resource is 0.73Moz (at 1.32 g/t Au contained in 17.03 Mt) of indicated mineral resource (all oxides) and 4.88Moz inferred mineral resource which comprises 0.40Moz (at 1.39 g/t Au contained in 8.86 Mt) of oxides and 4.48 Moz (at 1.34 g/t Au contained in 107.6 Mt) of transition and fresh material.

The compilation and filing of the National Instrument 43-101 technical report for Lugushwa was completed during the first quarter of 2013.

Field exploration work at Lugushwa for Q1 2013 focused on:

a) Auger drilling and surface mapping in the G8-Kolo, Bata and Carrière A prospects
b) Gridding and soil sampling at the Minkumbu prospect,\
c) Surface mapping and rock chip sampling in the G8-Kolo, Bata and Manungu areas,
d) Data entry, map compilation (flytches and gram meter) and report writing (environment and government reports).

A total of 172 auger holes were drilled at the G8-Kolo, Bata and Carriere A prospects to test near surface mineralization as a follow up to detected soil anomalies. A total of 878.60 metres was drilled and 1,151 samples were collected for gold analysis. 526 samples were collected for relative density measurement from drill holes selected from LDD165 to LDD172. Some pending results received during break field period and worked period were received and updated.

At Mpongo, field activities focused on surface mapping, channel sampling and mapping in the southern part of the Mpongo prospect to follow up to rock mineralization intersected in previous auger drill holes. A total of 20.00 metres of channels were cut and 20 samples were collected from the channel

(MPGCH12). Geological information showed dominant metadiorite intercalated by metapelite narrow unit with weak quartz vein zones associated with limonite alteration.

Field activities in the Minkumbu area focused on extension of the existing Lugushwa soil grid toward northwest of the Minkumbu soil grid. The objective of the program is to follow up the western to northwestern extension of the Minkumbu soil anomalies. A total of 9.0 kilometres of lines were opened and 236 soil samples collected. The program is continuing.

Exploration activities at the Manungu area focused on surface mapping and rock chip sampling to follow up the bed rock mineralization previously intersected in rock chips sampling.

Exploration activities planned at Lugushwa for the second quarter of 2013 will focus on the following;

●	Auger drilling and surface mapping programs in the Mpongo prospect;
●	Infill and follow-up auger drilling in eastern part of the Minkumbu prospect;
●	Auger drilling program in the western part of the Mpongo prospect;
●	Completion of soil sampling in southern part of the Minkumbu prospect; and
●	Commencement of a grid and soil sampling program in the southeastern part the Mpongo prospect and in the Kabonzo-miasa area (extension to the northeastern part).

Additional information with respect to Lugushwa is contained in the technical report of Venmyn Deloitte dated March 15, 2013 (as revised April 15, 2013) and entitled, “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iv) Kamituga Project

Exploration work in the Kamituga project during the first quarter of 2013 involved:

●	Gridding and soil sampling in the Kobokobo and Zalya prospects;
●	Trenching and channel sampling in the Kobokobo, G22 and Kalingi prospects;
●	Auger drilling and detail geological surface mapping in the Kibukila and Filon20 prospects;
●	Adit sampling program in the Mobale, Kibukila and Filon20 prospects; and
●	Wide space delineation diamond drilling (“DD”) at Kibukila.

Gridding and soil sampling during Q1 2013 focused on extension of the central Kamituga grid to the south-east (Zalya prospect) and extension of the Kobokobo grid to the south-west. At the Kobokobo prospect gridding was to follow up the open-ended soil anomalies resulted from previous gridding conducted in the area. At Zalya, the gridding aimed at testing the interpreted Zalya geophysical anomaly similar to that of Kibukila as observed in the regional geophysics images of the Twangiza-Namoya gold belt. A total of 179 soil samples were collected from a total of 6.72 kilometres line sampled during the above mentioned program (at a grid spacing of 160 metres x 40 metres). The programs were carried out with the aim of testing the bedrock mineralization defined by >100 ppb Au in soil anomalies

A trenching/channels mapping and sampling program was conducted at the Kobokobo, G22 and Kalingi prospects to (a) test gold in soil anomalies, (b) follow-up the mineralization resulting from previous trenches/channels and some drillholes, and (c) test the gold mineralization of exposures showing significant hydrothermal alterations. Five trenches of total length 78 meters were excavated and yielded 78 samples.

Auger drilling was undertaken in the Kibukila and Filon20 prospects as a follow-up to the soil geochemistry anomalies and as up-dip extensions follow-up of the significant anomalous intersections in the initial drill holes (DD and RC). 150 auger holes totaling 926.90 metres were drilled, and 1,053 auger samples were collected for gold analysis.

Three (3) adits with a total length of 173 m were mapped and sampled at the Mobale (MOB-AD3-27m), Kibukila (KIB-AD1-140 m) and Filon20 (F20-AD1-6.00 m) prospects during the Q1 period, and a total 178 samples were collected during the exercises.

A wide spaced DD program was carried out in the Kibukila prospect, which was aimed at delineating the Kibukila mineralization across the 2.5 kilometre strike of soil anomaly. A total of 10 shallow holes totaling 1500 metre were planned. As of the date of this report, four holes totaling 621.8 metres had been completed.

Some parts of assay results for soil samples collected in the southwestern part of the Kamituga grid (Kobokobo) in the last quarter of 2012 were received during this first quarter of 2013. Using a threshold of 100 ppb gold- in- soil, an anomalous zone 1,760 metres long by up to 400 metres wide has been delineated in the south western part of the grid extension. This anomaly, named the Kobokobo soil anomaly, occurs in hilly terrain with landscape settings similar to the Kibukila prospect which has been tested with drilling and has shown encouraging results.

The exploration work at Kamituga in the second quarter of 2013 will focus on the following aspects:

●	Continuation of the diamond drilling program at the Kibukila and G22 prospects,
●	Commence drilling program at the G15 prospect,
●	Continue with target follow-up refining within the central Kamituga area concomitant with the ongoing regional exploration program,
●	Follow-up of significant spots soil anomalies by auger, trench and channeling,
●	Continue with the on-going soil geochemistry program in the southwest of the central Kamituga grid (Kobokobo),
●	Commence the northeast extension of the central Kamituga soil grid, and
●	Continue with regional exploration potential review of the Kamituga concession using available old data and existing geophysical dataset.

(v) Regional Exploration Projects

No ground exploration was undertaken with respect to the Company’s 14 exploration permit areas. Results of the re-interpretation work on the 2007 airborne geophysical data conducted by Spectral

Geophysics were received during the quarter and are being studied for use as a guide in new target generation.

Exploration and evaluation expenditures	Q1 2013	change	Q1 2012
	($000s)	(%)	($000s)
Twangiza project	1,335	(3%)	1,374
Namoya project	1,043	(60%)	2,626
Lugushwa project	1,051	(28%)	1,462
Kamituga project	1,047	(42%)	1,813
Banro Congo Mining SARL	18	(33%)	27
	4,494	(38%)	7,302

Qualified Persons

Daniel K. Bansah, the Company's Vice President, Exploration and Christian Bawah, the Deputy General Manager of the Twangiza Gold Mine, each of whom is a "qualified person" as such term is defined in National Instrument 43-101, have reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "measured", "indicated", and "inferred resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Conference Call
Banro will host an investor conference call on Thursday May 9, 2013 at 11:00am EST.

Q1 2013 Financial Results Conference Call Information
Toll Free (North America):                                                                +1-800-757-5680
Toronto Local & International:                                                          +1-416-981-9007

Q1 2013 Financial Results Conference Call REPLAY
Toll Free Replay Call (North America):                                           +1-800-558-5253                                           Passcode 21657111
Toronto Local & International:                                                          +1-905-626-4100                                           Passcode 21657111

The conference call will replay will be available from 2:00pm EST on Thursday May 9, 2013 until 11:59pm EST on Thursday May 23, 2013.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth
Vice President, Investor Relations
+1 (416) 366-9189
+1-800-714-7938, Ext. 2802
info@banro.com

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production and gold recoveries and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.